SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

EARGO, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

270087109

(CUSIP number)

Edwin de Graaf

Cooperatieve Gilde Healthcare V U.A.

Newtonlaan 91

3584 BP Utrecht

The Netherlands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 270087109	13D	Page 1 of 8 Pages

1	NAMES OF REPORTING PERSON Cooperatieve Gilde Healthcare V U.A. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,760,912 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,760,912 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,760,912 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare V U.A. (“Gilde Healthcare”). Gilde Healthcare V Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare V Management B.V. is fully owned by Gilde Healthcare Holding B.V. The managing partners of Gilde Healthcare Holding B.V. are Manapouri B.V. (of which Edwin de Graaf is the owner and managing director) and Martemanshurk B.V. (of which Pieter van der Meer is the owner and managing director).

(2)

Based on 39,385,438 shares of common stock outstanding of Eargo, Inc. (the “Issuer”) as of August 3, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 8, 2022.

CUSIP NO. 270087109	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSON Gilde Healthcare V Management B.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,760,912 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,760,912 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,760,912 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare V U.A. (“Gilde Healthcare”). Gilde Healthcare V Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare V Management B.V. is fully owned by Gilde Healthcare Holding B.V. The managing partners of Gilde Healthcare Holding B.V. are Manapouri B.V. (of which Edwin de Graaf is the owner and managing director) and Martemanshurk B.V. (of which Pieter van der Meer is the owner and managing director).

(2)

Based on 39,385,438 shares of common stock outstanding of Eargo, Inc. (the “Issuer”) as of August 3, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 8, 2022.

CUSIP NO. 270087109	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSON Gilde Healthcare Holding B.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,760,912 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,760,912 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,760,912 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare V U.A. (“Gilde Healthcare”). Gilde Healthcare V Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare V Management B.V. is fully owned by Gilde Healthcare Holding B.V. The managing partners of Gilde Healthcare Holding B.V. are Manapouri B.V. (of which Edwin de Graaf is the owner and managing director) and Martemanshurk B.V. (of which Pieter van der Meer is the owner and managing director).

(2)

Based on 39,385,438 shares of common stock outstanding of Eargo, Inc. (the “Issuer”) as of August 3, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 8, 2022.

CUSIP NO. 270087109	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSON Manapouri B.V. (100% owned by Edwin de Graaf)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,760,912 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,760,912 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,760,912 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare V U.A. (“Gilde Healthcare”). Gilde Healthcare V Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare V Management B.V. is fully owned by Gilde Healthcare Holding B.V. The managing partners of Gilde Healthcare Holding B.V. are Manapouri B.V. (of which Edwin de Graaf is the owner and managing director) and Martemanshurk B.V. (of which Pieter van der Meer is the owner and managing director).

(2)

Based on 39,385,438 shares of common stock outstanding of Eargo, Inc. (the “Issuer”) as of August 3, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 8, 2022.

CUSIP NO. 270087109	13D	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSON Martemanshurk BV (100% owned by Pieter van der Meer)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,760,912 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,760,912 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,760,912 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare V U.A. (“Gilde Healthcare”). Gilde Healthcare V Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare V Management B.V. is fully owned by Gilde Healthcare Holding B.V. The managing partners of Gilde Healthcare Holding B.V. are Manapouri B.V. (of which Edwin de Graaf is the owner and managing director) and Martemanshurk B.V. (of which Pieter van der Meer is the owner and managing director).

(2)

Based on 39,385,438 shares of common stock outstanding of Eargo, Inc. (the “Issuer”) as of August 3, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 8, 2022.

CUSIP NO. 270087109	13D	Page 6 of 8 Pages

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends the initial Statement on Schedule 13D filed on October 30, 2020 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.0001 per share (“Common Stock”), of Eargo, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 reflects, among other things, the sales of shares of Common Stock by Cooperatieve Gilde Healthcare V U.A. (“Gilde Healthcare”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

There are no changes to the Item 1 information previously filed.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety below:

(a) This Statement is being filed by Cooperatieve Gilde Healthcare V U.A. (“Gilde Healthcare”), Gilde Healthcare V Management BV (“GHCVM”), Gilde Healthcare Holding BV (“GHH”, and together with Gilde Healthcare and GHCVM, the “Reporting Entities”), and the managing partners of GHH: Manapouri BV (of which Edwin de Graaf is the owner and managing director) and Martemanshurk BV (of which Pieter van der Meer is the owner and managing director) (together, the “Managing Partners”). The Reporting Entities and Managing Partners are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 99.1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The business address of the principal offices of each Reporting Persons is Newtonlaan 91, 3584 BP Utrecht, the Netherlands.

(c) GHCVM manages and advises Gilde Healthcare and is owned by GHH. Gilde Healthcare makes venture capital investments in companies developing biotechnology, molecular diagnostics and medical technology products.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) GHCVM, GHH, Manapouri BV and Martemanshurk BV are limited liability companies organized under Dutch law. Gilde Healthcare is a private equity investment fund organized under Dutch law. Edwin de Graaf and Pieter van der Meer are citizens of the Netherlands.

Item 3. Source and Amount of Funds or Other Consideration.

There are no changes to the Item 3 information previously filed.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety below:

The information set forth in Item 3 of this Amendment No. 2 is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

CUSIP NO. 270087109	13D	Page 7 of 8 Pages

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Between May 3, 2021 and October 5, 2022, Gilde Healthcare sold an aggregate of 546,538 shares of Common Stock of the Company in open market transactions.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety below:

(a) According to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 8, 2022, there were 39,385,438 shares of Common Stock outstanding as of August 3, 2022.

Gilde Healthcare is the record holder of an aggregate of 2,760,912 shares of Common Stock, which represents beneficial ownership of approximately 7.0% of the outstanding shares of Common Stock as of August 3, 2022.

GHCVM, as the manager of Gilde Healthcare, has the power to vote and dispose of securities held by Gilde Healthcare and may be deemed to beneficially own the securities held of record by Gilde Healthcare.

As a result, each of the Reporting Persons may beneficially own 2,760,912 shares of Common Stock, or approximately 7.0% of the outstanding Common Stock.

(b) Each Reporting Person has shared power to vote and dispose of 2,760,912 shares of Common Stock.

(c) Other than the sale of 197,973 shares of Common Stock of the Company on October 4, 2022 in open market transactions at a price per share of $1.098 and the sale of 37,801 shares of Common Stock of the Company on October 5, 2022 in open market transactions at a price per share of $1.025 as reported in this Amendment No. 2, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Only Gilde Healthcare has the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by Gilde Healthcare.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Except as referenced herein, there are no changes to the Item 6 information previously filed.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated October 6, 2022, by and among the Reporting Persons (filed herewith).

99.2	Amended and Restated Investors’ Rights Agreement, dated July 13, 2020, by and among the Issuer and certain of its stockholders (filed as Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on September 25, 2020 (SEC File No. 333-249075) and incorporated herein by reference).

99.3	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit D to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on October 9, 2020 (SEC File No. 333-249075) and incorporated herein by reference).

99.4	Form of Indemnification Agreement for directors, officers and certain other employees of the Issuer (filed as Exhibit 10.9 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on September 25, 2020 (SEC File No. 333-249075) and incorporated herein by reference).

CUSIP NO. 270087109	13D	Page 8 of 8 Pages

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: October 6, 2022	COOPERATIEVE GILDE HEALTHCARE V U.A.

By: GILDE HEALTHCARE V MANAGEMENT BV
Its: Manager

	By:	/s/ Edwin de Graaf
	Name:	Edwin de Graaf
	Title:	Managing Director

GILDE HEALTHCARE V MANAGEMENT B.V.

	By:	/s/ Edwin de Graaf
	Name:	Edwin de Graaf
	Title:	Managing Director

GILDE HEALTHCARE HOLDING B.V.

	By:	/s/ Edwin de Graaf
	Name:	Edwin de Graaf
	Title:	Managing Director

MANAPOURI B.V.

/s/ Edwin de Graaf
	Name:	Edwin de Graaf
	Title:	Managing Director

MARTEMANSHURK B.V.

	By:	/s/ Pieter van der Meer
	Name:	Pieter van der Meer
	Title:	Managing Director